[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 23, 2020

VIA EDGAR AND E-MAIL

Mr. Joshua Shainess

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-7010

Re:	TEGNA Inc.
PREC14A Preliminary Proxy Statement on Schedule 14A
Filed March 12, 2020
File No. 001-06961

Dear Mr. Shainess,

On behalf of our client, TEGNA Inc. (“TEGNA” or the “Company”), we are providing the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 20, 2020 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed March 12, 2020 (File No. 001-06961) (the “Proxy Statement”). For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed by the Company’s responses.

The Company intends to file its Definitive Proxy Statement on Schedule 14A with the Commission on or about March 24, 2020, with revisions in response to the Staff’s comments set forth below.

Questions and Answers about the Proxy Materials and Annual meeting

Who may vote at the Annual Meeting?, page vii

1.

Given the contested nature of the solicitation, revise to remove the uncertainty in the following statement: “…we currently expect that your broker may not vote on any item considered at the Annual Meeting without your instruction” (emphasis added).

Response: In response to the Staff’s comment, the Company intends to revise the sentence noted above on page viii of the Proxy Statement to state: “Therefore, and subject to brokers providing such competing materials to beneficial owners, your broker would not have the authority to vote on any item considered at the Annual Meeting without your instruction.”

Mr. Joshua Shainess

March 23, 2020

Background of the Solicitation, page xii

2.

We note your assertions of Mr. Kim’s “record of poor shareholder returns and negative outcomes at companies where he and other representatives of Standard General held board seats.” It appears that representatives of Standard General may have become involved with such companies as part of a deliberate investment strategy in distressed companies. Accordingly, to the extent you are asserting that Standard General or its nominees caused the negative outcomes you reference, provide the underlying factual support for these statements. Alternatively, revise to remove the implication that Standard General and its representatives were solely responsible for any such negative outcomes.

Response: In response to the Staff’s comment, the Company intends to shorten the sentence noted above on page xiii of the Proxy Statement, replacing the reference to a “record of poor shareholders returns and negative outcomes” (emphasis added) with a more neutral reference to a “record of shareholder returns and outcomes.” The Company notes supplementally that this phrase appears in the “Background of the Solicitation” section of the Proxy Statement only as a summary of arguments made and supported in detail in the Company’s January 21, 2020 letter to shareholders, but since the Company acknowledges that such support is not included in the “Background of the Solicitation” section, it will make the change described above.

3.

We note your disclosure in the last paragraph on page xiv regarding the Company’s request for additional information from Standard General. Given the Company’s determinations to reject Standard General’s nominees prior to the date of this request, please expand your disclosure here to explain the reasons for the timing of this request.

Response: In response to the Staff’s comment, the Company intends to revise the paragraph noted above on page xiv of the Proxy Statement to state:

“On March 3, 2020, due to its concerns about the completeness and accuracy of Standard General’s disclosure to the Company and its shareholders as well as the potential regulatory implications thereof (including with respect to Standard General’s filings with the Federal Communications Commission regarding its interest in Standard Media), the Company sent a letter to Standard General requesting additional information regarding: (i) Standard General’s option to acquire certain unspecified assets and equity interests of Standard Media, (ii) the nature of Mr. Kim’s and/or Standard General’s participation in or control over Standard Media’s business and (iii) Standard General’s rationale for failing to file a premerger notification with respect to its ownership of the Company’s common stock under the HSR Act.

Mr. Joshua Shainess

March 23, 2020

On March 13, 2020, Standard General sent a response letter to the Company. In this response letter, Standard General disclosed, among other things, that Standard General holds a note that is convertible into 99% of the limited liability interests in Standard Media on a fully diluted basis and an option to acquire the assets that Standard Media acquired from Citadel Communications LLC in May 2019, as well as an option to acquire from McDermott Communications, LLC, an entity wholly owned by Ms. McDermott, all of its equity interests in Standard Media."

The Company supplementally advises the Staff that the timing of the information request was a function of multiple unsuccessful efforts to obtain the information, and was not related to whether the Company had agreed to nominate Soohyung Kim to the board of directors of the Company (the “Board”). The Company noted that while Standard General clearly had an attributable interest in Standard Media as late as 2018, it no longer showed that interest in 2019. Certain items (including various news articles, as well as Standard General’s unspecific reference to asset and equity options in Mr. Kim’s D&O Questionnaire response) led the Company to explore whether Mr. Kim and Standard General may have actual or undisclosed de facto control over Standard Media. Verification of whether Standard General does in fact have an attributable interest in these stations is of significant interest to the Company, since it would determine whether Mr. Kim’s service on the Board—whether or not appointed by the Company or elected by its shareholders—would create an issue under the FCC’s multiple ownership rules for future potential acquisitions by the Company. The Company was also concerned about certain disclosure omissions regarding the relationship between Standard General and Standard Media.

In February 2020, Covington & Burling LLP, the Company’s FCC regulatory counsel (“Covington”), contacted Standard Media station WLNE-TV to ask for copies of the option agreement and note between Standard General and Standard Media. WLNE-TV provided copies of these agreements through its counsel on February 27, 2020, but the portions relevant to Covington’s inquiry were heavily redacted and the key information related to the foregoing purposes was totally redacted. It was only after being unable to obtain the required information through an alternative means of communication that the Company sent the March 3, 2020 letter to Standard General.

Mr. Joshua Shainess

March 23, 2020

Proposal 1, Election of Directors, page 1

4.

We note your disclosure of the Board’s belief that each of the nominees will be available and able to serve as a director. Please confirm, and disclose, if true, that each nominee has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(1).

Response: In response to the Staff’s comment, the Company intends to revise page 1 of the Proxy Statement to provide the requested disclosure, stating: “Each of the nominees has consented to being named in this Proxy Statement and to serve on the Board, if elected.”

Executive Compensation

Performance Highlights, page 21

5.

With a view toward additional disclosure in your revised preliminary proxy statement, please provide us with supplemental support for the assertions that the transactions completed in 2019 are “expected to provide annualized revenues of approximately $500 million, Adjusted EBITDA of approximately $200 million and approximately $100 million of additional free cash flow over 2020 and 2021.”

Response: In response to the Staff’s comment, the Company intends to remove the language noted above from page 21 of the Proxy Statement. Therefore, we respectfully submit that the requested additional disclosure is now unnecessary.

Form of Proxy

6.

Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised on any “such other business.”

Response: In response to the Staff’s comment, the Company intends to revise the form of proxy card included in the Proxy Statement so that the relevant disclosure regarding the intended use of the discretionary authority available under Rule 14a-(c)(1) conforms to the disclosure standard codified in that provision. The relevant sentence will state: “This proxy card will be voted for all of TEGNA’s director nominees and for items 2, 3, and 4 and in the discretion of the proxy holders with respect to such other business as may properly come before the meeting and any adjournments or postponement thereof, to the extent authorized under Rule 14a-4(c) under the Exchange Act.”

*            *             *

Mr. Joshua Shainess

March 23, 2020

If you have any questions or wish to discuss this matter, please do not hesitate to contact the undersigned at (212) 403-1393 or IKirman@wlrk.com.

Very truly yours,

/s/ Igor Kirman

Igor Kirman

cc:	Akin Harrison, TEGNA Inc.
Sabastian V. Niles, Wachtell, Lipton, Rosen & Katz